September 14, 2022

VIA EDGAR AND FEDEX

Jennifer Gowetski and Amanda Ravitz

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Healthpeak Properties, Inc.

Definitive Proxy Statement on Schedule 14A

March 17, 2022

File No. 001-08895

Dear Mses. Gowetski and Ravitz:

Healthpeak Properties, Inc. hereby submits this letter in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated August 31, 2022. References to “we”, “our” or the “Company” in this response are to Healthpeak Properties, Inc.

We acknowledge the Staff’s comments relating to:

(1)	the reasons we believe our Board’s leadership structure is appropriate given our specific characteristics or circumstances, and the circumstances under which we would consider having the Chairman of the Board and Chief Executive Officer (CEO) roles filled by a single individual, when stockholders would be notified of any such change, and whether we would seek prior input from stockholders;

(2)	the role that the Independent Chairman plays in the leadership of the Board, including whether the Independent Chairman may represent the Board in communications with stockholders and other stakeholders, or require Board consideration of, and/or override our CEO on, any risk matters; and

(3)	our Board’s administration of its risk oversight function, including the timeframe over which we evaluate risks and how we apply different oversight standards based upon the immediacy of the risk assessed, whether we consult with outside advisors and experts to anticipate future threats and trends, how often we re-assess our risk environment, how the Board interacts with management to address existing risks and identify significant emerging risks, whether we have a Chief Compliance Officer and to whom this position reports, and how our risk oversight process aligns with our disclosure controls and procedures.

Mses. Gowetski and Ravitz

U.S. Securities and Exchange Commission

September 14, 2022

We respectfully advise the Staff that we currently have robust policies and practices relating to the topics raised by the Staff’s comments. As part of our ongoing corporate governance procedures and in light of the Staff’s comments, we plan to further assess our practices and disclosures with our Board at our upcoming quarterly meeting.

Based on my conversation with Mr. Daniel Morris on August 18, 2022, we understand that the Staff is not seeking sample disclosures regarding these policies and practices or other detailed responses to the Staff’s comments at this time. However, as requested by the Staff, we hereby confirm that we will enhance the disclosures in the Company’s proxy statement next year in accordance with the topics above to more clearly address them, as well as any material developments to our risk oversight structure.

Thank you for your consideration of the Company’s response. Should you have any questions, please contact Scott Graziano or me. Our contact information is set forth below for your convenience.

Sincerely,

/s/ Troy McHenry

Troy McHenry

Chief Legal Officer and General Counsel

Healthpeak Properties, Inc.

(email: tmchenry@healthpeak.com / phone: (720) 428-5050)

cc:	Daniel Morris, Assistant General Counsel, U.S. Securities and Exchange Commission

Thomas M. Herzog, Chief Executive Officer, Healthpeak Properties, Inc.

Scott A. Graziano, Deputy General Counsel and Corporate Secretary, Healthpeak Properties, Inc.

(email: sgraziano@healthpeak.com / phone: (949) 407-0700)